[Eversheds Sutherland (US) LLP Letterhead]

August 2, 2021

Via EDGAR

Jason P. Fox

Division of Investment Management, Chief Accountant’s Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       SuRo Capital Corp.

Dear Mr. Fox:

On behalf of SuRo Capital Corp. (the “Fund”), set forth below are the Fund’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on June 30, 2021 and including our follow-up discussion on July 13, 2021, in connection with the SEC’s review of the Fund’s reports filed pursuant to the Securities and Exchange Act of 1934, as amended, as required by Section 408 of Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Fund’s responses.

1.	The Staff refers to the Fund’s Consolidated Statements of Operations included in the Fund’s Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”). Please confirm that any categories of “other expenses” that total 5% or more of the Fund’s total expense have been separately identified in a line item under “Operating Expenses”.

Response: The Fund hereby confirms that all expense items that equal an amount that exceeds 5% of the Fund’s total expenses have been separately identified in a line item under “Operating Expenses”.

2.	The Staff refers to the table on page 108 of the Form 10-K, under Note 4—Investments at Fair Value, that reflects the aggregate values of Level 3 assets and liabilities changed during the year ended December 31, 2020. Please reconcile and explain the “Transfers out of Level 3” line item and the corresponding footnote thereto. Specifically, the Staff notes that it is unclear from the table describing the corporate actions how to reconcile the transfer amounts reflected above. Of the investments listed in the corporate actions table, only Palantir Technologies, Inc. is no longer a level 3 asset, and all of the other conversions listed do not appear to agree with the “Exercises and conversions” line item in the table above.

Response: The Company respectfully advises the Staff on a supplemental basis that the only item included in the “Transfers out of Level 3” line item is the change from Level 3 to Level 2 of Palantir Technologies, Inc. upon that company’s direct listing/IPO on September 30, 2020. Moreover, the purpose and intent of the table in the footnote referred to by the Staff was not to reconcile the specific amounts noted in the table above, but to simply highlight that some of the movements in activity listed in both the “Transfers out of Level 3” and the “Exercises and Conversions” line were as a result of corporate actions taken by the portfolio company, and not as a result of any action taken by the Company.

The other items listed in the footnote referred to by the Staff as corporate actions are accurately reflected both as corporate actions and in the table above the footnote.  As noted above, the remaining items in the footnote represent “Exercises and conversion” and not “Transfers out of Level 3.” For example, the footnote discloses the changes between the type of investment held by the Company (i.e., common stock, preferred stock, debt investments, and options) within Level 3, which resulted from corporate-related actions taken by the portfolio company itself.  Some of the corporate actions resulted in the transfer of one series of preferred shares to another, while others were more easily identifiable in the table as transfers between debt and preferred shares, in each case as a result of an exercise or conversion that was generally driven by the portfolio company.  As a result, such changes reconcile to net $0 in the table as a whole.  Additionally, since the value of many of these movements within Level 3 and between the investment type columns carried a fair market value at the time of the corporate action of $0, no amount appears notable on the table.

3.	The Staff refers to Note 12—Subsequent Events in the Form 10-K. We note the disclosure describing the Fund’s investments in Churchill Sponsor VI LLC and Churchill Sponsor VII LLC. Please confirm whether or not Mark Klein and Michael Klein are related.

Response: The Fund hereby confirms on a supplemental basis that Mark Klein and Michael Klein are brothers. As set forth in Note 12—Subsequent Events in the Form 10-K, the Fund’s investments in the Churchill entities constitute a “remote-affiliate” transaction for purposes of the 1940 Act in light of the fact that Mark Klein, the Fund’s Chairman, CEO and President, has a non-controlling interest in the entity that controls each of Churchill Sponsor VI LLC and Churchill Sponsor VII LLC, and is a non-controlling board member of each of Churchill Capital Corp VI and Churchill Capital Corp VII.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:	Mark D. Klein, Chief Executive Officer and President, SuRo Capital Corp.

Allison Green, Chief Financial Officer, SuRo Capital Corp.

Darius Ravangard, Esq., Eversheds Sutherland (US) LLP

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